July 23, 2009

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated July 22, 2009

Registration No. 333-159015

This free writing prospectus relates only to the securities described in the preliminary prospectus dated July 22, 2009 (the “Preliminary Prospectus”), which supplements Registration Statement on Form S-3 (File No. 333-159015), relating to the offering to which this communication relates. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1382911/000119312509153234/d424b5.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Issuer:	Orexigen Therapeutics, Inc.

Common stock offered by us:	10,000,000 shares (excluding option to purchase up to 1,500,000 additional shares to cover overallotments)

Common stock to be outstanding after this offering:	44,661,541 shares, which is based on 34,661,541 shares outstanding as of March 31, 2009, and excludes:

•	4,085,342 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2009 at a weighted average exercise price of $6.42 per share; and

•	3,791,790 shares of our common stock reserved for future issuance under our 2007 equity incentive award plan as of March 31, 2009.

Except as otherwise indicated, all information in this free writing prospectus assumes no exercise by the underwriters of their option to purchase up to an additional 1,500,000 shares of common stock to cover overallotments.

Underwriters’ overallotment option:	The underwriters may also purchase up to an additional 1,500,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, within 30 days from the date hereof to cover overallotments.

Public offering price per share:	$7.50 per share

Use of proceeds:	We estimate that we will receive net proceeds of approximately $70.9 million from the sale of the shares of common stock offered in this offering, based on the offering price of $7.50 per share and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise their overallotment option in full, the net proceeds of the shares we sell in this offering will be approximately $81.6 million.

We intend to use the net proceeds from this offering for preparation of our New Drug Application and pre-commercialization activities for our lead product candidate, Contrave, continued clinical development of our other product candidate, Empatic, and for working capital and other general corporate purposes.

Risk factors:	You should read the “Risk Factors” section of the Preliminary Prospectus and in the documents incorporated by reference in the Preliminary Prospectus for a discussion of factors to consider before deciding to purchase shares of our common stock.

Dilution:	After giving effect to our sale in this offering of 10,000,000 shares of our common stock at the public offering price of $7.50 per share, and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us, our net tangible book value as of March 31, 2009 was $106.7 million, or $2.39 per share of our common stock. This represents an immediate increase of net tangible book value of $1.36 per share to our existing stockholders and an immediate dilution of $5.11 per share to investors purchasing shares in this offering.

Underwriters:	Sole Book-Running Manager

Leerink Swann

Co-Managers

Lazard Capital Markets LLC

Canaccord Adams Inc.

JMP Securities LLC

Natixis Bleichroeder Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Leerink Swann LLC, toll-free, at 800-808-7525, Ext. 4814.